UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Termination of Trust Agreement for Acquisition of Treasury Shares

KB Financial Group Inc. (“KB Financial Group”) announced on January 9, 2026 that the trust agreement it had entered into on July 24, 2025 (the “Trust Agreement”) to acquire treasury shares has been terminated.

Total Contract Amount (KRW)		Before Termination	660,000,000,000
		After Termination	0

Contract Period (Before Termination)		Effective Date	July 24, 2025
		Termination Date	January 9, 2026

Reason for Termination			Expiration of the term of the Trust Agreement

Counterparty			Hana Securities Co., Ltd.

Expected Date of Termination			January 9, 2026

Method of Return of Trust Properties upon Termination			Return of cash and treasury shares

Number of Treasury Shares Held Prior to Termination	Acquisitions from Profits Available for Dividend	Common Shares (percentage)	22,874,381 shares (6.0%)
		Other Shares	-
	Other Acquisitions	Common Shares (percentage)	-
		Other Shares	-

Number of Treasury Shares subject to Termination		Common Shares	5,564,253 shares
		Other Shares	-

Expected Post-Termination Holding Period		Common Shares	From January 9, 2026 to January 15, 2026
		Other Shares	-

Other Matters to Consider Before Making an Investment Decision

-   Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the Trust Agreement is being terminated upon the expiration of the term of the Trust Agreement.

-   The number of treasury shares acquired upon termination of the Trust Agreement is 5,564,253, which will be deposited into KB Financial Group’s corporate account and held from the effective date of termination until January 15, 2026, the scheduled share cancellation date. Such date is subject to change based on the outcome of consultations with the relevant authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 9, 2026	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer